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                              August 14, 2023

       J. Adam Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, Nevada 89144

                                                        Re: Emo Capital, Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed August 1,
2023
                                                            File No. 024-12282

       Dear J. Adam Guo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

       Amendment No. 2 to Form 1-A filed August 1, 2023

       Use of Proceeds, page 22

   1. We note your revision to prior comment 2, which we reissue. In the Use of Proceeds section on pages 22 and
23, for the charts depicting 50% and 25% of the shares being sold, the "TOTAL"
amount does not match the actual sum of the itemized allocations.
                                                        Please revise to ensure
that the itemized allocations match the reflected total for each percentage of shares
sold.
 J. Adam Guo
FirstName LastNameJ.  Adam Guo
Emo Capital, Corp.
Comapany
August 14, NameEmo
           2023      Capital, Corp.
August
Page 2 14, 2023 Page 2
FirstName LastName
General

2. We note your expanded disclosure throughout the offering circular that you will continue to engage in the organic fertilizer business and a brief description of the process for creating organic fertilizer, including a cross reference to your Form 1-A offering circular submitted on March 2, 2023, and the most recent post-qualification amendment that was qualified on May 12, 2023. Instead of referring to a separate offering circular, please revise this offering circular to include a more material disclosure of your organic fertilizer business. Please provide expanded disclosures in the sections including, but not limited to:
             Glossary
             Risk Factors
             Competition for the Company   s current operations
             Market Opportunity for Organic Fertilizer
             Government Regulation

       Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Vic Devlaeminck, Esq.